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MAR 0 1 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sage, Rutty & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Corporate Woods, Suite 300
(No. and Street)

Rochester	New York	14623
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew J. Lacey — (585) 232-3760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeJoy, Knauf & Blood, LLP
(Name – *if individual, state last, first, middle name*)

280 East Broad Street, Suite 300	Rochester	New York	14604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Matthew J. Lacey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sage, Rutty & Co., Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Matthew Lacey
Signature

Treasurer
Title

ANNE C. CATILLAZ
Notary Public, State of New York
Ontario County, # 01CA6159138
Commission Expires 1/16/2023

Anne C. Catillaz
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAGE, RUTTY & CO., INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017
TOGETHER WITH
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

SAGE, RUTTY & CO., INC.

TABLE OF CONTENTS

DEJOY, KNAUF
& BLOOD LLP
certified public accountants
Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Sage, Rutty & Co., Inc. (the "Company) as of December 31, 2018 and 2017, the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeJoy, Knauf & Blood, LLP

We have served the Company's auditor since 2010.

February 28, 2019.

SAGE, RUTTY & CO., INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2018 AND 2017

	2018	2017
ASSETS		
Cash	$ 4,368,211	$ 2,498,037
Receivable from brokers or dealers	1,216,306	1,297,783
Securities owned, at fair value	1,284,763	2,399,173
Deposits and other assets	1,318,328	1,255,360
Furniture and equipment, net	122,885	157,726
TOTAL ASSETS	$ 8,310,493	$ 7,608,079
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Payable to brokers or dealers	$ 326,634	$ 236,127
Accrued compensation and related taxes	943,447	1,224,307
Accrued profit sharing	684,522	609,185
Dividends payable	381,000	247,650
Other accrued expenses	847,309	162,830
Deferred rent payable	58,244	81,194
Deferred income tax liability	75,885	337,087
Income taxes payable	228,049	27,908
Total liabilities	3,545,090	2,926,288
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Class A common stock, $0.01 par value 100,000 shares authorized	840	840
Class B common stock, $0.01 par value 100,000 shares authorized	82	78
Additional paid-in capital	1,030,776	980,040
Retained earnings	7,720,869	7,637,257
	8,752,567	8,618,215
Less - treasury stock, at cost, as of December 31, 2018 and 2017, respectively	(3,987,164)	(3,936,424)
Total stockholders' equity	4,765,403	4,681,791
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,310,493	$ 7,608,079

The accompanying notes to financial statements are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
REVENUES:		
Investment advisory fees	$ 9,409,325	$ 8,061,160
Commission income	7,177,284	7,002,187
Underwriting income	73,817	101,811
Realized and unrealized (losses) gains on securities owned, net	(256,829)	48,820
Interest and dividends	132,000	70,735
Other income	168,352	39,075
	16,703,949	15,323,788
EXPENSES:		
Employee compensation, payroll taxes and benefits	13,694,351	12,338,264
Occupancy	618,302	601,176
Communications	409,017	381,259
Legal and professional fees	140,726	115,390
Advertising and marketing	279,234	192,239
Securities clearing expense	85,909	81,515
Association dues and registration fees	99,712	94,384
Other operating expenses	420,980	399,179
	15,748,231	14,203,406
INCOME BEFORE PROVISION FOR INCOME TAXES	955,718	1,120,382
PROVISION FOR INCOME TAXES	(262,506)	(251,548)
NET INCOME	$ 693,212	$ 868,834

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Class A common stock	Class B common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total
BALANCE, January 1, 2017	$ 840	$ 58	$ 766,900	$ 7,016,073	$ (3,476,212)	$ 4,307,659
Dividends on common stock	-	-	-	(247,650)	-	(247,650)
Issuance of 2,000 shares of Class B common stock	-	20	213,140	-	-	213,160
Repurchase of 1,950 shares of Class A common stock, at cost	-	-	-	-	(207,831)	(207,831)
Repurchase of 2,368 shares of Class B common stock, at cost	-	-	-	-	(252,381)	(252,381)
Net income	-	-	-	868,834	-	868,834
BALANCE, December 31, 2017	840	78	980,040	7,637,257	(3,936,424)	4,681,791
Dividends on common stock	-	-	-	(609,600)	-	(609,600)
Issuance of 430 shares of Class B common stock	-	4	50,736	-	-	50,740
Repurchase of 430 shares of Class A common stock, at cost	-	-	-	-	(50,740)	(50,740)
Net income	-	-	-	693,212	-	693,212
BALANCE, December 31, 2018	$ 840	$ 82	$ 1,030,776	$ 7,720,869	$ (3,987,164)	$ 4,765,403

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 693,212	$ 868,834
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	61,592	53,732
Deferred income tax benefit	(261,202)	(25,881)
Unrealized loss (gain) on securities owned, net	256,829	(48,820)
Decrease (increase) in receivable from brokers or dealers	81,477	(191,615)
Net sale (purchase) of securities owned	857,581	(440,059)
Increase in deposits and other assets	(62,968)	(284,631)
Increase in payable to brokers or dealers	90,507	24,552
(Decrease) increase in accrued compensation and related taxes	(280,860)	416,127
Increase in accrued profit sharing	75,337	102,960
Increase (decrease) in other accrued expenses	685,636	(24,595)
Decrease in deferred rent payable	(22,950)	(22,950)
Increase in income taxes payable	200,141	26,838
Total adjustments	1,681,120	(414,342)
Net cash provided by operating activities	2,374,332	454,492
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of furniture and equipment	(27,908)	(94,381)
Net cash used in investing activities	(27,908)	(94,381)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Purchase of treasury stock	(50,740)	(460,212)
Proceeds from issuance of Class B common stock	50,740	213,160
Dividends paid	(476,250)	(202,090)
Net cash used in financing activities	(476,250)	(449,142)
NET INCREASE (DECREASE) IN CASH	1,870,174	(89,031)
CASH, beginning of year	2,498,037	2,587,068
CASH, end of year	$ 4,368,211	$ 2,498,037
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid for interest	$ -	$ (677)
Cash paid for income taxes	$ 322,767	$ 131,024
NON-CASH INVESTING ACTIVITIES:		
Purchases of furniture and equipment included in other accrued expenses	$ 1,741	$ 2,898
NON-CASH FINANCING ACTIVITIES:		
Dividends payable	$ 381,000	$ 247,650

The accompanying notes to financial statements
are an integral part of these statements.

SAGE, RUTTY & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2018 AND 2017

1. BUSINESS DESCRIPTION

Sage, Rutty & Co., Inc. (the "Company") is a securities broker engaged in the purchase and sale of securities for its customers. The Company's customers are comprised of corporate, institutional and individual investors. The Company executes transactions and introduces them to Wells Fargo Clearing Services, LLC, (the "Clearing Broker"), a New York Stock Exchange member firm, on a fully disclosed basis.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting -

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates -

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant estimates include, but are not limited to, the valuation of securities owned, the valuation of deferred income taxes, and the depreciable lives of furniture and equipment. Accordingly, actual results may differ from those estimates.

Cash -

The Company has defined cash as highly liquid investments with a maturity of three months or less when purchased, including money market funds, which are not held for sale in the ordinary course of business.

Receivable from brokers or dealers and allowance for doubtful accounts -

The Company extends credit to its Clearing Broker and other companies in the financial services industry in the normal course of business. Management periodically reviews the sufficiency of the allowance for doubtful accounts, taking into consideration its historical losses and existing economic conditions, and makes adjustments to the allowance as it considers necessary. Management has determined that no allowance is necessary at December 31, 2018 and 2017. Accounts are charged off against the allowance for doubtful accounts when management determines such accounts are uncollectible.

Securities owned -

Securities owned are stated at fair value. Realized and unrealized gains or losses are recorded net in the accompanying statements of income. Net realized and unrealized (losses) gains on securities owned was $(256,829) and $48,820 for the years ended December 31, 2018 and 2017, respectively.

A portion of the Company's securities are purchased on margin from its Clearing Broker. The Company must maintain an appropriate balance in an account held by the Clearing Broker to maintain these securities. There was no balance in the margin account at December 31, 2018 and 2017.

Depreciation -

Depreciation is provided using straight-line and accelerated methods over the estimated useful lives of the related assets, which are as follows:

Leasehold improvements	6 years
Furniture and equipment	3 - 7 years
Vehicles	5 years

Furniture and equipment -

Furniture and equipment are generally stated at cost. However, the Company reviews long-lived assets to be held and used for possible impairment whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. Recoverability of these assets is measured by comparison of the carrying value of the asset to the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the assets are considered to be impaired, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset. At December 31, 2018 and 2017, there were no such impairments.

Fair value measurements -

The framework for measuring fair value provides a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3 - Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Advertising -

Advertising costs are expensed as incurred. Advertising expenses were $99,488 and $55,444 for the years ended December 31, 2018 and 2017, respectively.

Income taxes -

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes.

The Company accounts for deferred taxes using the asset and liability approach whereby deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities, as measured using the enacted tax rates which are expected to be in effect when these differences reverse.

The Company recognizes and measures uncertain tax positions using a two-step approach. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained upon examination, including resolution of related appeals or litigation processes, if any. In making this assessment, the Company must assume that the taxing authority will examine the income tax position and have full knowledge of all relevant information. The second step is to measure the tax benefit as the largest amount that is more than fifty percent likely of being realized upon ultimate settlement. The Company considers many factors when evaluating and estimating tax positions and tax benefits, which may require periodic adjustments and which may or may not accurately forecast actual outcomes.

Recent accounting pronouncements -

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases,* which amended the guidance on accounting for leases. ASU 2016-02 requires lessees to recognize assets and liabilities on the statement of financial condition for the rights and obligations created by all qualifying leases with terms of more than twelve months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. ASU 2016-02 also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statements. ASU 2016-02 will be effective for interim and annual periods beginning on January 1, 2019. The Company expects to recognize right-of-use assets and related obligations on its statement of financial condition upon adoption of ASU 2016-02.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 will replace most existing revenue recognition guidance under GAAP. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company. See Note 3 for additional disaggregation of revenue in accordance with ASU 2014-09.

Prior year reclassifications -

Certain reclassifications have been made to the 2017 financial statements to conform to the current year presentation.

Subsequent events -

The Company has evaluated subsequent events through February 28, 2019, the date the financial statements were available to be issued.

3. REVENUE RECOGNITION

On January 1, 2018, the Company adopted ASU 2014-09 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASU 2014-09. There was no impact to previously reported retained earnings upon adoption of ASU 2014-09, as the timing and amount of revenue did not change.

Recognition -

Revenues are recognized when the promised services is provided to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Investment advisory fees -

Investment advisory fees represent fees charged to clients' accounts based on the market value of assets. The services and related obligations associated with this revenue, which include investment advice and active management of client assets are generally satisfied over each calendar quarter. The revenue is recognized ratably over time to match the continued delivery of performance obligations to the client over the life of the contract. The consideration for this revenue is variable in nature, and is considered by management to be constrained due to dependence on unpredictable market fluctuation on client portfolio values. The constraint on variable consideration is removed once the portfolio value can be determined.

Commission income -

The Company views the selling, distribution and marketing, or any combination thereof, of investment products as a single performance obligation to the product sponsors. The Company is the principal for commission income, as it is responsible for the execution of the client-investors' purchases and sales, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. The following table presents total commission income disaggregated by investment product category for the years ended December 31:

	2018	2017
Mutual funds	$3,730,515	$3,236,055
Annuities	2,331,570	2,404,602
Fixed income	716,501	859,070
Equities	268,865	396,451
Insurance	67,711	51,765
Other	62,121	54,244
Total commission income	$7,177,283	$7,002,187

The Company generates two types of commission income: (1) sales-based commission income that is recognized at the time of the transaction on a trade date basis and (2) trailing commission income that is recognized subsequent to the initial transaction over time as earned. Sales-based commission varies by investment product and is based on a percentage of an investment product's current market value at the time of the transaction. Trailing commission income is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going advisory support, are performed. As trailing commission income is based on the market value of clients' investment holdings, recognition of this variable consideration is constrained, and thus is not recognized, until the market value is determinable.

The following table presents sales-based and trailing commission income disaggregated by product category for the year ended December 31:

	2018	2017
Sales-based		
Fixed income	$ 716,501	$ 859,070
Mutual funds	677,512	410,813
Annuities	351,956	584,175
Equities	268,865	396,451
Other	92,733	70,973
Total sales-based income	$2,107,567	$2,321,482
Trailing		
Mutual funds	3,053,003	2,825,242
Annuities	1,979,614	1,820,427
Other	37,099	35,036
Total trailing income	$5,069,716	$4,680,705
Total commission income	$7,177,283	$7,002,187

Underwriting income -

Underwriting income generally has a single performance obligation which is to raise capital for the issuer. Underwriting fees are recorded at the point of sale when the underwriting is completed and the income is reasonably determinable.

Realized and unrealized (losses) gains on securities owned and interest and dividends -

Realized and unrealized (losses) gains on securities owned and interest and dividends include mark-to-market gains and losses on securities owned by the Company as well as interest earned on cash. Interest is recorded on an accrual basis and dividends are recorded on the ex-dividend date. Such revenue is not within the scope of ASU 2014-09 as it is not generated from contracts with customers.

Other income -

Other income primarily includes amounts earned from an award from the Clearing Broker and is being recognized over the term of the award period. This revenue is not within the scope of ASU 2014-09 as it is not generated from contracts with customers.

4. SECURITIES OWNED

The following is a summary of securities owned at December 31, 2018:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$ 391,243	$781,387	$ -	$1,172,630
Municipal bonds	113,665	-	(1,532)	112,133
Total securities owned	$504,908	$781,387	$(1,532)	$1,284,763

The following is a summary of securities owned at December 31, 2017:

	Cost	Unrealized gains	Unrealized losses	Estimated fair value
Domestic common stocks	$391,243	$1,040,857	$ -	$1,432,100
Municipal bonds	971,246	608	(4,781)	967,073
Total securities owned	$1,362,489	$1,041,465	$ (4,781)	$2,399,173

5. FAIR VALUE MEASUREMENTS

The fair value of securities owned on a recurring basis at December 31, 2018 is presented below:

	Level 1	Level 2	Level 3	Total
Domestic common stocks	$1,172,630	$ -	$ -	$1,172,630
Municipal bonds	-	112,133	-	112,133
	$1,172,630	$112,133	$ -	$1,284,763

The fair value of securities owned on a recurring basis at December 31, 2017 is presented below:

	Level 1	Level 2	Level 3	Total
Domestic common stocks	$1,432,100	$ -	$ -	$1,432,100
Municipal bonds	-	967,073	-	967,073
	$1,432,100	$967,073	$ -	$2,399,173

The fair value of domestic common stocks is based on quoted market prices. They are classified as Level 1 since they are traded in an active market for which closing prices are readily available. The fair value of municipal bonds is based on market prices from available sources. They are classified as Level 2 since these prices are based on similar instruments in active markets.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While the Company believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain assets could result in a different fair value measurement at the reporting date.

There have been no changes in the fair value methodologies used at December 31, 2018 and 2017.

6. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31:

	2018	2017
Leasehold improvements	$ 13,407	$ 13,407
Furniture and equipment	474,317	556,095
Vehicles	99,132	99,132
	586,856	668,634
Less - accumulated depreciation	(463,971)	(510,908)
Furniture and equipment, net	$ 122,885	$ 157,726

Depreciation expense totaled $61,592 and $53,732 for the years ended December 31, 2018 and 2017, respectively.

7. LINE OF CREDIT

The Company has an unsecured line of credit agreement with Manufacturers and Traders Trust Company (the "Bank") with maximum borrowings of $750,000. Interest is payable monthly at the Bank's prime rate (the prime rate was 5.50% at December 31, 2018). There were no outstanding borrowings under the line of credit at December 31, 2018 or 2017.

8. COMMITMENTS AND CONTINGENCIES

The Company has entered into a lease agreement for office space with the first two and a half months rent-free. The lease agreement also includes scheduled rent increases and expires in May 2021. The effect of the rent free period as well as the scheduled rent increases are accrued as deferred rent and is being amortized over the life of the lease to achieve a level monthly rental expense. Under the agreement, the Company will have the option at the end of the lease term to extend the agreement for up to an additional ten years.

The Company also leases copiers under non-cancelable lease agreements which extend through July 31, 2019.

Estimated future minimum lease payments required under the above lease agreements are as follows:

Years ending December 31,	
2019	$ 425,911
2020	413,259
2021	172,191
	$1,011,361

Rental expense totaled $390,309 for both the years ended December 31, 2018 and 2017.

In addition to the base rental payments, the Company is required to pay its pro-rata share of electricity and real estate taxes.

The Company is subject to a clearing agreement with the Clearing Broker to provide clearing, execution, and other services to the Company. The agreement is for a term of five years and automatically renews for twelve months unless advance termination notice is provided by either party thirty days prior to the automatic renewal date. Termination of the agreement for other reasons by either party will result in a termination fee to be paid by the Company.

The Company may be subject to various legal proceedings arising in the ordinary course of its business. In the opinion of management based on consultations with counsel, the outcome of any pending proceeding is not likely to have a material effect on the Company's financial statements.

9. INCOME TAXES

Provision for income taxes consists of the following for the years ended December 31:

	2018	2017
Current -		
Federal	$ 381,924	$244,755
State	141,784	32,674
	523,708	277,429
Deferred -		
Federal	(206,212)	(53,667)
State	(54,990)	27,786
	(261,202)	(25,881)
	$ 262,506	$251,548

Deferred income tax assets and liabilities are comprised of the following at December 31:

	2018	2017
Deferred income tax assets (liabilities) -		
Unrealized securities gain, net	$(207,441)	$(275,758)
Accrued expenses	187,087	-
Prepaid asset arrangements	(94,704)	(97,028)
Accrued compensation	37,959	36,096
Deferred rent payable	15,493	21,598
Depreciation and amortization	(24,399)	(32,115)
Other	10,120	10,120
	$(75,885)	$(377,087)

In December 2017, the U.S. enacted tax reform legislation (the "U.S. Tax Act") that made substantial changes to corporate income tax laws. Among the key provisions, the U.S. corporate tax rate was reduced from 35% to 21% effective for tax years beginning January 1, 2018. The Company has recorded a provisional income tax benefit of $157,940 during the year ended December 31, 2017 related to the remeasurement of its net deferred income tax liabilities as a result of the reduced corporate tax rate.

A reconciliation of the income tax provision computed by applying the statutory United States federal income tax rate and the income tax provision reflected in the accompanying statements of income are as follows for the years ended December 31:

	2018	2017
Provision at federal statutory rate	$200,701	$380,930
State income tax provision, net of federal income tax effects	59,504	28,783
Nondeductible expenses	10,343	9,058
U.S. Tax Act benefit	-	(157,940)
Tax-exempt income	(8,042)	(9,283)
Total	$262,506	$251,548

The Company is required to file income tax returns with federal and various state taxing authorities. As of December 31, 2018, the Company's federal and state income tax returns remain subject to examination by the respective taxing authorities for the 2015 through 2018 tax years. At both December 31, 2018 and 2017, a liability for uncertain tax positions was $32,032 and is reported in other accrued expenses on the accompanying statements of financial condition.

10. RETIREMENT PLAN

The Company has a retirement plan that offers substantially all employees (who meet certain eligibility requirements) the opportunity to participate in a profit sharing 401(k) plan (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Employees may elect to defer a maximum of 100% of their compensation, not to exceed the annual limitation prescribed under the Internal Revenue Code and may select from a number of available investment options. The Company may elect to make a profit sharing contribution, at its discretion. Total Company contributions to the Plan were $684,522 and $609,185 for the years ended December 31, 2018 and 2017, respectively.

11. STOCKHOLDERS' EQUITY

The holders of the Class A voting common stock are entitled to one vote for each share held at all meetings of stockholders and shall have the sole and exclusive right to vote on or approve any corporate action requiring stockholder approval. All other rights of the Class A voting common stock and Class B non-voting common stock are identical

During the years ended December 31, 2018 and 2017, the Company purchased shares of its Class A voting common stock from stockholders for $50,740 and $207,831, respectively. During the years ended December 31, 2018 and 2017, the Company purchased shares of its Class B non-voting common stock from stockholders for $0 and $252,381, respectively.

Issued, outstanding and treasury shares of Class A voting common stock and Class B non-common stock are as follows at December 31:

	2018	2017
Class A -		
Issued	84,000	84,000
Outstanding	32,280	32,710
Treasury	51,720	51,290
Class B -		
Issued	8,188	7,758
Outstanding	5,820	5,390
Treasury	2,368	2,368

12. CREDIT RISK CONCENTRATIONS

The Company maintained bank balances that, at times, exceeded the federally insured limit as of and during the years ended December 31, 2018 and 2017. The Company has not experienced losses relating to these deposits and management does not believe that the Company is exposed to any significant credit risk with respect to these amounts.

As discussed in Note 1, the Company executes transactions and introduces customers to the Clearing Broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company.

The Company, through its Clearing Broker, seeks to control these risks by requiring customers to maintain sufficient levels of collateral in compliance with various regulatory and internal guidelines. The Company's Clearing Broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $3,022,343 which was $2,772,343 in excess of its required net capital of $250,000. The Company's net capital ratio was 1.040 to 1.

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$ 4,765,403
2. Deduct ownership equity not allowable for net capital		-
3. Total ownership equity qualified for net capital		4,765,403
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
B. Other (deductions) or allowable credits		-
5. Total capital and allowable subordinated liabilities		$ 4,765,403
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition	$ 1,441,213	
B. Secured demand note deficiency	-	
C. Commodity futures contracts and spot commodities	-	
D. Other deductions and/or charges	-	(1,441,213)
7. Other additions and/or allowable credits		-
8. Net capital before haircuts on securities positions		3,324,190
9. Haircuts on securities:		
A. Contractual securities commitments	-	
B. Subordinated securities borrowings	-	
C. Trading and investment securities:		
1. Exempted securities	4,485	
2. Debt securities	-	
3. Options	-	
4. Other securities	259,272	
D. Undue concentration	38,090	
E. Other	-	(301,847)
10. Net capital		$ 3,022,343

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

11. Minimum net capital required (6-2/3% of line 19)	$ 209,505
12. Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
13. Net capital requirement (greater of line 11 or 12)	$ 250,000
14. Excess net capital (line 10 less 13)	$ 2,772,343
15. Net capital less greater of 10% of line 19 or 120% of line 12	$ 2,708,086

(Continued on page 18)

The accompanying notes to financial statements are an integral part of this schedule.

SCHEDULE I

SAGE, RUTTY & CO., INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2018

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition	$ 3,142,571
17. Add:	
A. Drafts for immediate credit	-
B. Market value of securities borrowed for which no equivalent value is paid or credited	-
C. Other unrecorded amounts	-
19. Total aggregate indebtedness	$ 3,142,571
20. Percentage of aggregate indebtedness to net capital	104.0%

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2018)

Excess net capital per the Company's FOCUS Report (unaudited)	$ 2,473,760
Adjustments made to income and expense accounts which increase ownership equity	42,702
Decrease to non-allowable assets	251,032
Decrease in haircuts on securities	4,849
Excess net capital per this computation	$ 2,772,343

The accompanying notes to financial statements are an integral part of this schedule.

SAGE, RUTTY & CO., INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
AS OF DECEMBER 31, 2018

Exemption under SEC Rule 15c3-3 section (k)(2)(ii) has been claimed

The Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records.

The accompanying notes to financial statements
are an integral part of this schedule.

SageRutty
And Company, Inc.

100 Corporate Woods, Suite 300
Rochester, New York 14623

phone 585.232.3760
fax 1.866.902.0273

1.800.733.1133
www.sagerutty.com

Sage Rutty & Co., Inc.'s Exemption Report

Sage Rutty & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii);
   a. As an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves, such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year except as described in the subsequent page.

I, Matthew J. Lacey, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Matthew J. Lacey

By: Matthew J. Lacey

Title: Treasurer

Date: February 28, 2019

Date of Deposit	Number of checks	Explanation of exception
2/26/2018	9	Deposit made within one business day, but after 12:00 pm EST
3/09/2018	2	Deposit made within one business day, but after 12:00 pm EST
10/26/2018	1	Deposit made within one business day, but after 12:00 pm EST
10/30/2018	1	Untimely deposit to clearing account
12/11/2018	1	Untimely deposit to clearing account

DEJOY, KNAUF
& BLOOD LLP
certified public accountants

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.:

We have reviewed management's statements, included the accompanying Sage, Rutty & Co., Inc.'s (the "Company") Exemption Report (the "Exemption Report"), in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeJoy, Knauf & Blood, LLP

February 28, 2019.

SAGE, RUTTY & CO., INC.

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES
YEAR ENDED DECEMBER 31, 2018

DEJOY, KNAUF
& BLOOD LLP
certified public accountants
Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
Sage, Rutty & Co., Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Sage, Rutty & Co., Inc. and the SIPC, solely to assist you and SIPC in evaluating Sage, Rutty & Co., Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Sage, Rutty & Co., Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Sage, Rutty & Co., Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Sage, Rutty & Co., Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DeJoy, Knauf & Blood, LLP

February 28, 2019.